Mail Stop 4561
Via Fax (972) 713-5808

October 31, 2007

David J. Wagner
Senior Vice President, Chief
Financial Officer
Entrust, Inc.
One Hanover Park
16633 Dallas Parkway, Suite 800
Addison, Texas 75001

> **Re:** **Entrust, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2006**
> **Filed on March 13, 2007**
> **File No. 000-24733**

Dear Mr. Wagner:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

General

1.   You do not appear to have provided related party disclosure in the body of your Form 10-K or proxy statement. In Item 13 of your Form 10-K, you state that you are incorporating this disclosure by reference to two sections in your definitive

proxy statement, but those two sections do not appear in the proxy statement. Please advise.

2.   Item 101(c)(1)(ix) of Regulation S-K requires that your Business section include a description of any material portion of your business that may be subject to renegotiation or termination of contracts at the election of government. Given the degree to which governmental entities comprise your customer base, a description, with quantifications where necessary, would appear to be appropriate.

3.   You do not appear to disclose the audit committee's pre-approval policies and procedures or the percentage of Audit-Related Fees, Tax Fees, and All Other Fees approved by the committee pursuant to those policies and procedures. Please advise. We refer you to Item 14 of Form 10-K.

Consolidated Statements of Operations, page F-5

4.   We note from you disclosures on page F-9 that the Company recognizes revenue from certain arrangements ratably over the term of the agreement where product and services are recognized as bundled arrangements pursuant to SOP 97-2 (e.g. arrangements containing unspecified software products and Web server certificates). We further note that for other arrangements, the Company recognizes revenue separately for product and services as you are able to establish VSOE for each of the undelivered elements. Tell us where you classify these bundled arrangements in your statement of operations (i.e. product or services and maintenance) and describe the allocation method used for each. Note that where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes and absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X, your presentation should include a separate revenue, and related cost of revenue, line item for bundled arrangements that are not separable because of the absence of VSOE for the undelivered element.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-8

5.   We note in your disclosure that for multiple element arrangements that include maintenance and support, consulting services, and training, vendor-specific objective evidence (VSOE) was established based upon substantially similar sales. Please explain the methodology used to determine VSOE of each undelivered element and specifically describe the various factors that affect your analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).

Clarify whether the price charged varies from customer to customer and, if so, how you can reasonably estimate VSOE. In this regard, please tell us the volume and range of standalone sales used to establish VSOE for each applicable element and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

6. We note on page 4 that you launched the Entrust IdentityGuard Token product in February 2007. Tell us your revenue recognition policy, including the accounting literature relied on, related to this product and whether you provide any services or additional software related to this product at the time of sale.

7. We note on page 7 that in April of 2006, you began offering PKI Managed Services as a hosted offering. Confirm that under this offering, your customers do not have the right to take possession of your software during the hosting agreement without significant penalty and that it is not feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.

8. We note on page 10 that some of your newer products incorporate or are based on hardware products and components and that products previously licensed as software only are now delivered on a hardware platform. Clarify the nature of these products and whether these arrangements contain multiple elements, including post contract support. In this regard, tell us whether this software is more than incidental to the hardware and how you considered the guidance under EITF 03-5 in determining whether such sales are within the scope of SOP 97-2. If the hardware is not considered to be software-related, for multiple element arrangements that include the hardware, tell us whether you have established VSOE of fair value for such hardware.

Note 3. Acquisitions of Businesses, page F-16

9. We noted that you acquired certain intangible assets as part of your acquisition of Business Signatures, which included customer relationships, partner relationships, and purchased product rights. Tell us how you determined the estimated useful life to be ten years. In your response, please address how you considered the factors described in paragraph 11 of SFAS 142 for each acquired intangible asset.

Note 13. Stock Based Compensation and Stock Option Plans, page F-28

10. We note that you adopted SFAS 123(R) on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SAB 107 and SFAS 123(R), including comparative data for disclosures required for each year an income statement is provided. Please tell us your consideration for the

disclosure requirements of SAB No. 107, Section H, Question 1 which includes all disclosures required by paragraphs 64-65, 84 and A240-242 of SFAS 123(R).

Note 19. Segment, Geographic and Major Customer Information

(c) Major Customer Information, page F-39

11.   We note in your disclosure that for the twelve months ended December 31, 2006, two customers accounted for 15% and 10% of total revenues. Additionally, one customer accounted for 10% of total revenues for the twelve months ended December 31, 2005 and 2004. Tell us your consideration to disclose the name of the customer(s) and if the loss of such customer would have a material adverse effect on the Company pursuant to Item 101(c)(1)(vii) of Regulation S-K. Supplementally please advise us as to the nature of your relationship with these customers and if you are substantially dependent upon them.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact David L. Orlic at (202) 551-3503 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 if you have questions regarding comments related to legal matters. Please address all other questions to Melissa Feider at (202) 551-3379 or Patrick Gilmore at (202) 551-3406. If you thereafter require additional assistance you may contact me at (202) 551-3499.

  Sincerely,

  Kathleen Collins
  Accounting Branch Chief